EXHIBIT 1
RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2004. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
The Role of the Government in the Economy; Privatization
     In November 2005, Consorcio Aeroméxico, S.A. de C.V. (formerly Cintra, S.A. de C.V.), a company controlled by the Mexican government, sold Mexicana Airlines to Grupo Posadas for approximately U.S. $165 million plus debt and other liabilities.
     In December 2005, the Mexican government sold a 36% stake in Grupo Aeroportuario del Centro Norte, S.A. de C.V. to Empresas ICA, S.A. de C.V. for approximately U.S. $203 million.
     On March 1, 2006, the Mexican government sold its stake in Grupo Aeroportuario del Pacífico, S.A. de C.V. in a public offering for proceeds of approximately U.S. $1 billion.
Gross Domestic Product
     According to preliminary figures, Mexico’s Gross Domestic Product (“GDP”) grew by 3.0% in real terms in 2005 as compared to 2004. In 2005, the transportation, storage and communications sector grew by 7.1%, the financial services, insurance and real estate sector grew by 5.8%, the construction sector grew by 3.3% and the commerce, hotels and restaurants sector grew by 3.1%, each in real terms. In 2005, the community, social and personal services sector grew by 2.1%, the electricity, gas and water sector grew by 1.4%, the manufacturing sector grew by 1.2% and the mining, petroleum and gas sector grew by 1.2%, each in real terms. The agriculture, livestock, fishing and forestry sector decreased by 1.5% in real terms in 2005.
Prices and Wages
     Inflation (as measured by the national consumer price index) for the two months ended February 28, 2006 was 0.74%, 0.4 percentage points higher than inflation for the same period of 2005.
Interest Rates
     During the first three months of 2006, interest rates on 28-day Cetes averaged 7.62% and interest rates on 91-day Cetes averaged 7.58%, as compared with average rates on 28-day Cetes and 91-day Cetes of 9.05% and 9.26%, respectively, during the first three months of 2005. On April 4, 2006, the 28-day Cetes rate was 7.22% and the 91-day Cetes rate was 7.33%.
Principal Sectors of the Economy
Manufacturing
     According to preliminary figures, the manufacturing sector grew by 1.2% in real terms in 2005, as compared to 2004. Basic metal industries grew by 0.6%, non-metallic mineral products grew by 2.9%, chemical products, petroleum derivatives, rubber and plastic products grew by 1.4% and paper, paper products and printing grew by 0.9%, each in real terms. Food, beverages and tobacco grew by 2.1%, wood industry and derivatives grew by 0.4%, metallic products, machinery and equipment grew by 1.2%, textiles, garments and leather decreased by 2.6% and other manufacturing industries grew by 0.5%, each in real terms.

Petroleum and Petrochemicals
     Based on the preliminary unaudited consolidated financial statements of Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”), PEMEX’s total sales revenues, expressed in constant pesos with purchasing power at December 31, 2005 and net of the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS Tax”) for 2005 amounted to Ps. 908.5 billion, an increase of 22.3% as compared with total sales revenues (net of the IEPS Tax) during 2004 of Ps. 742.8 billion.
     Total consolidated export sales increased by 26.3% in peso terms during 2005 (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made), from Ps. 335.4 billion in 2004 to Ps. 423.6 billion in 2005. Domestic sales (net of the IEPS Tax) increased by 19.0% in 2005, from Ps. 407.4 billion in 2004 to Ps. 484.9 billion in 2005.
     During 2005, based on such unaudited consolidated financial statements, the net loss of PEMEX, as calculated in accordance with Mexican GAAP, amounted to Ps. 40.5 billion, as compared with a Ps. 26.3 billion net loss during 2004. This Ps. 14.1 billion increase in net loss resulted primarily from a 24.4% increase in costs and operating expenses, an 18.0% increase in taxes and duties paid and a Ps. 2.9 billion decrease in other revenues, net, which was only partially offset by an increase in both export and domestic sales due to higher crude oil and product prices, a Ps. 15.0 billion decrease in comprehensive financing cost and a Ps. 13.3 billion favorable effect from the adoption of new accounting standards, both in 2004 and 2005.
Financial System
Central Bank and Monetary Policy
     In February 2006, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in pesos and foreign currency, plus interest-bearing deposits denominated in pesos) increased by 9.0% in real terms, as compared to the same period of 2005. In addition, checking account deposits denominated in pesos increased by 9.3% in real terms during the second month of 2006, as compared to the same period of 2005.
     In February 2006, financial savings increased by 11.0% in real terms, as compared to the same period of 2005. Savings generated by Mexican residents increased by 10.7% in real terms and savings generated by non-residents increased by 21.0% in real terms in the second month of 2006, each as compared to the same period of 2005.
     At April 3, 2006, the monetary base totaled Ps. 350.8 billion, a 7.7% nominal decrease from the level of Ps. 380.0 billion at December 30, 2005.
     Banco de México lowered the minimum overnight funding rate from 7.75% to 7.50% on February 24, 2006 and further lowered the minimum rate to 7.25% on March 24, 2006. In each case, Banco de México lowered the minimum overnight funding rate to relax monetary conditions. Banco de México’s other monetary policy instrument, the corto or “short”, was maintained unchanged at Ps. 79.0 million.
The Securities Market
     At April 4, 2006, the Stock Market Index stood at 19,764.08 points, representing an 11.0% increase from the level at December 30, 2005.

External Sector of the Economy
Foreign Trade
     According to preliminary figures, during the first two months of 2006, Mexico registered a trade surplus of U.S. $1.0 billion, as compared to a trade deficit of U.S. $1.7 billion in the same period of 2005. Merchandise exports increased by 28.7% to U.S. $38.0 billion during the first two months of 2006, as compared to U.S. $29.6 billion in the same period of 2005. During the first two months of 2006, petroleum exports increased by 59.1%, while non-petroleum exports increased by 24.0%, each as compared to the same period of 2005.
     According to preliminary figures, during the first two months of 2006, total imports grew by 18.5% to U.S. $37.0 billion, as compared to U.S. $31.3 billion in the same period of 2005. During the first two months of 2006, imports of intermediate goods increased by 17.3%, imports of capital goods increased by 18.2% and imports of consumer goods increased by 25.7%, each as compared to the same period of 2005.
Balance of International Payments
     According to preliminary figures, Mexico’s current account registered a deficit of 0.74% of GDP, or U.S. $5.7 billion, in 2005. The capital account surplus for the same period totaled U.S. $13.8 billion. In 2005, net foreign investment totaled U.S. $28.0 billion, and was comprised of direct foreign investment totaling U.S. $17.8 billion and net portfolio investment (including securities placed abroad) inflows totaling U.S. $10.2 billion.
     At March 31, 2006, Mexico’s international reserves totaled U.S. $67.5 billion, a decrease of U.S. $1.2 billion from the level at December 30, 2005. The net international assets of Banco de México totaled U.S. $76.0 billion at March 31, 2006, an increase of U.S. $1.9 billion from the level at December 30, 2005.
Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate announced by Banco de México on April 4, 2006 (to take effect on the second business day thereafter) was Ps. 10.8548 = U.S. $1.00.
Public Debt
Internal Debt
     Internal debt of the Mexican Government as presented herein on a net basis includes Banco de México’s general account balance (which was positive at December 31, 2005, indicating monies owed to the Mexican Government). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México nor debt issued by Banco de México for its use in regulating liquidity (“Regulación Monetaria”). The internal debt of the Mexican Government does not include the debt of budget and administratively controlled agencies.
     According to preliminary figures, at February 28, 2006, the net internal debt of the Mexican Government totaled Ps. 1,215.2 billion, as compared with the Ps. 1,183.3 billion outstanding at December 31, 2005. At February 28, 2006, the gross internal debt of the Mexican Government totaled Ps. 1,286.3 billion, as compared to Ps. 1,242.2 billion at December 31, 2005.
External Debt
     The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector.

     According to preliminary figures, outstanding gross external debt increased by approximately U.S. $0.5 billion in the first two months of 2006, from U.S. $71.7 billion at December 31, 2005 to U.S. $72.2 billion at February 28, 2006. Of this amount, U.S. $69.3 billion represented long-term debt and U.S. $2.9 billion represented short-term debt.
     On February 13, 2006, Mexico commenced a U.S. $1.5 billion program for the offering from time to time of its InterNotes®, a retail-oriented medium-term note program. On February 24, 2006, Mexico issued U.S. $5,147,000 of its 5.000% InterNotes® due February 15, 2011 and U.S. $3,030,000 of its 5.100% InterNotes® due February 15, 2013.
     Pursuant to its Invitation for Offers to Sell Bonds for Cash in a Modified Dutch Auction dated February 23, 2006, as supplemented, on March 10, 2006, Mexico repurchased the following debt securities and surrendered these debt securities for cancellation:

		Aggregate		Aggregate Principal
		Principal Amount		Amount Outstanding
Title of Purchased Securities	ISIN	Repurchased		after Repurchases
9 7/8% Global Bonds due 2007	US593048BB61	U.S.$	278,350,000	U.S.$	1,128,650,000
9.125% Notes due 2007	XS0073433707	ITL	38,750,000,000	ITL	391,250,000,000
8.625% Global Bonds due 2008	US593048BF75	U.S.$	226,121,000	U.S.$	1,163,879,000
4.625% Global Notes due 2008	US91086QAM06	U.S.$	299,648,000	U.S.$	1,200,352,000
7.375% Notes of 2001/2008	XS0126200988		€132,750,000		€617,250,000
8% Bonds of 1997/2008	DE0001937001	DEM	72,000,000	DEM	678,000,000
10.375% Global Bonds due 2009	US593048BG58	U.S.$	360,460,000	U.S.$	1,442,540,000
8 1/4% Bonds of 1997/2009	DE0001897551	DEM	127,131,000	DEM	1,372,869,000
7.50% Notes due 2010	XS0108907303		€81,034,000		€918,966,000
7.50% Global Notes due 2012	US91086QAH11	U.S.$	237,980,000	U.S.$	1,262,020,000
6.375% Global Notes due 2013	US91086QAK40	U.S.$	258,066,000	U.S.$	1,741,934,000
10% Step-down Notes due 2013	XS0085661949	ITL	67,751,000,000	ITL	671,249,000,000
5.375% Global Notes due 2013	XS0170239932		€27,160,000		€722,840,000
6.625% Global Notes due 2015	US91086QAL23	U.S.$	439,592,000	U.S.$	1,560,408,000
11% Notes due 2017	XS0075866128	ITL	12,250,000,000	ITL	487,750,000,000
8.125% Global Notes due 2019	US593048BN00	U.S.$	36,872,000	U.S.$	2,424,468,000
8.00% Global Notes due 2022	US91086QAJ76	U.S.$	6,892,000	U.S.$	150,713,000
6.75% Notes due 2024	XS0184889490		£23,474,000		£476,526,000
8.30% Global Notes due 2031	US91086QAG38	U.S.$	86,770,000	U.S.$	2,838,230,000
     On March 10, 2006, Mexico issued U.S. $3 billion of its 5.625% Global Notes due 2017. On March 29, 2006, Mexico issued € 19.5 million of its Series XWE Warrants. The warrants entitle the holders thereof to exchange, on the exercise date of November 22, 2006, up to approximately € 600 million of various series of outstanding euro, Italian lira and Deutsche mark denominated bonds issued by Mexico for certain of Mexico’s peso-denominated Bonos de Desarrollo del Gobierno Federal con Tasa de Interés Fija.

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